Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

December 6, 2010

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the expansion of its 100% owned La Parrilla Silver Mine, located in Durango, Mexico has commenced.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

December 6, 2010

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

Toronto Stock Exchange – FR	December 6, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Parrilla Expansion to 1,600 tonnes per day

First Majestic Silver Corp. is pleased to announce the expansion of its 100% owned La Parrilla Silver Mine, located in Durango, Mexico has commenced. The extremely successful completion of the expansion of the Company’s La Encantada Silver Mine has allowed management to focus its efforts on the Company’s next major expansion project with ground breaking that started on December 1st, 2010.

During the past three years the La Parrilla mine has undergone extensive development to prepare the mine for higher production levels. During the past six months this expansion plan has been assessed and defined to optimize the La Parrilla operation into the future. Once this construction project is completed, the La Parrilla mine will be operating at twice current levels. This expansion will result in the mill capacity reaching 1,600 tpd from the current 850 tpd and will effectively double the current output of the La Parrilla operation from approximately 1.5 million ounces to 3.0 million ounces of silver equivalent annually.

The following activities have been achieved to date:

  Engineering and design work has been completed for the expansion of the processing plant including a new and larger crushing area, the addition of a third ball mill and the increase of capacity of both the flotation and cyanidation circuits. Each circuit’s capacity is currently 425 tpd and once the expansion is completed, each circuit will continue to run in parallel but at the higher rate of 800 tpd for a total capacity of 1,600 tpd.

  Engineering plans for the Rosarios/La Rosa, San Marcos, Quebradillas and Vacas mines have been defined and scheduled, including the planning of development and preparation of required production areas, planning and scheduling the construction of a new production shaft for the Rosarios mine, and all other required mine infrastructure to achieve the expanded production levels.

  All final documentation required for the Environmental Impact Statement and the ‘Change of use of Land’ have been submitted to the SEMARNAT (the government environmental authorities) office in Durango, with final approvals expected prior to year end.

Timelines for the Construction Project:

  Land clearing and preparation activities commenced on December 1st , 2010

  Construction of the new crushing area will begin in January 2011. A new third ball mill has already been purchased and is on site and is expected to be ready for installation by June 2011.

  The expansion of the flotation circuit is planned for completion by the end of July 2011. This new circuit will produce both a lead and zinc concentrate. A full year of production at 800 tpd is expected to produce 5,673,096 pounds of lead and 5,236,704 pounds of zinc. In flotation, the silver will report to the lead concentrate which is expected to contain 1,429,991 ounces of silver annually.

  The expansion of the cyanidation circuit will follow in the second half of 2011 with the replacement and expansion of eight leach tanks and the construction of four additional leach tanks. Several new technologies will also be utilized; similar to those adopted in the Company’s recently completed La Encantada operation. These items will include; new clarification filters, new induction furnaces and new filter presses for the tailings in order to recover and re-use solution and to save on water consumption. In addition, the plan includes new systems for automation of feeding processes for chemicals and reagents.

  Inauguration of this newly expanded cyanidation circuit is expected to take place early in the first quarter of 2012. Once completed, this larger 800 tpd cyanidation circuit will produce an additional 899,792 ounces of silver in the form of silver Doré bars annually.

The total capital budget for this expansion is US$27.3 million, consisting of: US$17.5 million for plant equipment and construction costs; US$2.8 million for additions to the underground fleet; US$8.1 million for underground mine development and US$4.0 million for infrastructure including a new power line and substation. All required capital for this expansion project will be funded internally from cash flows.

The internal rate of return (IRR) on this investment is expected to be 126% considering a price of silver of US$20.00 per ounce and lead and zinc prices of US$1.00 per pound.

Once in full operation at the newly expanded rate of 1,600 tpd, the La Parrilla Silver Mine will produce 3.0 million silver equivalent ounces annually consisting of 2.3 million ounces silver and 0.7 million ounces of silver equivalents in the form of lead and zinc. The expected Total Cash Costs are anticipated to be US$5.50 per ounce of silver.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“Signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.